EXHIBIT 77C
FLAHERTY & CRUMRINE PREFERRED INCOME FUND INCORPORATED
(the "Fund")

	On April 21, 2005, the Fund held its Annual Meeting of Shareholders to: (i) elect two Directors of the Fund ("Proposal 1"),
(ii) approve an amendment to the Fund's Articles Supplementary Creating and Fixing the Rights of the Money Market Cumulative Preferred(tm) Stock ("Articles Supplementary") relating to the term of office of certain Directors ("Proposal 2"), and (iii) approve an amendment to the Articles Supplementary adding a Force Majeure Provision to regulate the auction process following an extraordinary event ("Proposal 3"). With respect to Proposal 3, the meeting was adjourned and reconvened on May 2, 2005 and subsequently on May 27, 2005. All proposals were approved by the shareholders and the results of the voting are as follows:

Proposal 1: Election of Directors.

	Name			For	Withheld

	Common Stock
		David Gale		7,378,499	90,523

	Money Market Cumulative
	Preferred(tm) Stock
		Karen H. Hogan	605	135

Donald F. Crumrine, Morgan Gust, and Robert F. Wulf continue to serve in their capacities as Directors of the Fund.


Proposal 2: Amendment to the Articles Supplementary relating to the term of office of certain Directors.

	Name		For	Against	Withheld

	Common Stock		7,237,411	107,420	124,191

	Money Market Cumulative
	Preferred(tm) Stock	740	-	-


Proposal 3: Amendment to the Articles Supplementary adding a Force Majeure Provision to regulate the auction process following an extraordinary event.

	Name		For	Against	Withheld

	Common Stock		7,242,591	95,710	130,720

	Money Market Cumulative
	Preferred(tm) Stock	655	85	-


G:\Clients\Preferred\PFD\N-SAR\053105\PFD Exhibit 77C - 053105.doc